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BY REGISTERED POST

08001268

4 March 2008

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Connected Transaction

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/jc

CoSec\Correspondence\announcement distribution – connected transaction 0308

SCMP Group Limited Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
General Line 852 2680 8888 **Web site** www.scmp.com

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

CONNECTED TRANSACTION

SCMPP, a wholly-owned subsidiary of the Company, entered into the Booklet Publication Agreement with KREAL on 3 March 2008.

The Company announced on 27 December 2007 that SCMPP entered into the Magazine Publication Agreement with Kerry Properties on 27 December 2007.

KREAL is a subsidiary of Kerry Properties and Kerry Properties is a subsidiary of Kerry Group Limited, a connected person of the Company. KREAL and Kerry Properties are connected persons of the Company and the transactions under the Booklet Publication Agreement and the Magazine Publication Agreement constitute connected transactions for the Company under Chapter 14A of the Listing Rules. As the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate consideration for the Booklet Publication Agreement and the Magazine Publication Agreement is more than 0.1% but less than 2.5%, the transaction under the Booklet Publication Agreement is also subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, but does not require the approval of the Company's independent shareholders.

The transaction under the Magazine Publication Agreement has been reported and announced on 27 December 2007 pursuant to the requirements under Rules 14A.45 and 14A.47 of the Listing Rules.

Details of the transactions will be included in the next published annual report and accounts of the Company.

Separately, as the public float of the Company has fallen below 25%, the Stock Exchange of Hong Kong Limited indicated that the trading in the shares of the Company should be suspended in accordance with the Listing Rules. As such, at the request of the Company, trading in the shares of the Company has been suspended with effect from 9:30 a.m. on 27 February 2008, pending the release of a formal announcement on the status of public float.

BOOKLET PUBLICATION AGREEMENT

Date:	3 March 2008
Parties:	SCMPP and KREAL
Transaction:	SCMPP will publish a premium booklet for KREAL
Delivery Date:	May 2008
Service Fee:	HK$870,500 payable by KREAL to SCMPP

The service fee was determined based on the editorial cost and production cost involved in providing the services under the Booklet Publication Agreement. The estimated total amount of service fee receivable under the Booklet Publication Agreement is HK$870,500. The service fee payable pursuant to the Booklet Publication Agreement is payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoice.

MAGAZINE PUBLICATION AGREEMENT ANNOUNCED ON 27 DECEMBER 2007

The Company announced on 27 December 2007 that SCMPP entered into the Magazine Publication Agreement with Kerry Properties on 27 December 2007, whereby SCMPP will publish two issues of "The Dress Circle" magazine for Kerry Properties. A maximum total service fee of HK$1,500,000 (average HK$750,000 for each issue) will be payable by Kerry Properties to SCMPP under the Magazine Publication Agreement.

CONNECTED TRANSACTION

Kerry Group Limited is a substantial shareholder (as defined in the Listing Rules) of the Company holding approximately 74% of the Company's issued share capital as at the date of this announcement. KREAL is a subsidiary of Kerry Properties and Kerry Properties is a subsidiary of Kerry Group Limited. Accordingly, Kerry Group Limited, Kerry Properties and KREAL are connected persons (as defined in the Listing Rules) of the Company. The transactions under the Booklet Publication Agreement and the Magazine Publication Agreement constitute connected transactions for the Company.

The aggregate consideration for the Booklet Publication Agreement and the Magazine Publication Agreement is HK$2,370,500. As the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate consideration for the transactions under the Booklet Publication Agreement and Magazine Publication Agreement are more than 0.1% but less than 2.5%, the transaction under the Booklet Publication Agreement is also subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, but does not require the approval of the Company's independent shareholders. Details of the transactions will be included in the next published annual report and accounts of the Company.

The transaction under the Magazine Publication Agreement has been reported and announced on 27 December 2007 pursuant to the requirements under Rules 14A.45 and 14A.47 of the Listing Rules.

OPINION OF THE DIRECTORS

The terms of the Booklet Publication Agreement were arrived at after arm's length negotiations between the parties. The Directors, including independent non-executive Directors of the Company, are of the view that the transaction under the Booklet Publication Agreement is conducted on normal commercial terms that are no less favourable to the Group than terms available to or from independent third party customers, are fair and reasonable so far as the Company and the shareholders of the Company are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

REASONS FOR ENTERING INTO THE CONNECTED TRANSACTION

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications. The Group is also involved in property investment, video and film post-production and music publishing through its subsidiaries.

SCMPP, a wholly-owned subsidiary of the Company, is in the newspaper and magazine publishing business. Publications include the *South China Morning Post*, *Sunday Morning Post* and other print and on-line publications in Hong Kong.

Kerry Group Limited is an investment holding company. Kerry Properties is also an investment holding company and is a subsidiary of Kerry Group Limited. Kerry Properties and its subsidiaries are principally engaged in property development and investment, logistics, freight and warehouse ownership and operations, infrastructure-related investment and hotel ownership. KREAL, a subsidiary of Kerry Properties, is principally engaged in real estate agency business.

The provision of publication services is in the ordinary and usual course of business of the Group. The terms of the Booklet Publication Agreement were arrived at after arm's length negotiations between the parties. The Directors, including the independent non-executive Directors, consider that the transaction under the Booklet Publication Agreement is conducted on normal commercial terms and is beneficial to the business of the Company and the interests of the shareholders of the Company as a whole.

OTHER INFORMATION

Separately, as the public float of the Company has fallen below 25%, the Stock Exchange of Hong Kong Limited indicated that the trading in the shares of the Company should be suspended in accordance with the Listing Rules. As such, at the request of the Company, trading in the shares of the Company has been suspended with effect from 9:30 a.m. on 27 February 2008, pending the release of a formal announcement on the status of public float.

DEFINITIONS

"Booklet Publication Agreement"	Publication service agreement dated 3 March 2008 made between SCMPP and KREAL, whereby SCMPP will publish a premium booklet for KREAL
"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Directors"	Directors of the Company including independent non-executive directors
"Group"	Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Kerry Properties"	Kerry Properties Limited, a subsidiary of Kerry Group Limited and whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"KREAL"	Kerry Real Estate Agency Limited, a subsidiary of Kerry Properties
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Magazine Publication Agreement"	Publication service agreement dated 27 December 2007 made between SCMPP and Kerry Properties, whereby SCMPP will publish two issues of "The Dress Circle" magazine for Kerry Properties
"SCMPP"	South China Morning Post Publishers Limited, a wholly-owned subsidiary of the Company

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 3 March 2008

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

END